SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2019

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit		Page
Number		Number

1.1	Announcement in relation to poll results of extraordinary general meeting held on August 19, 2019 and appointment of directors, dated August 19, 2019	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the MIIT;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 19, 2019	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	Chairman, Chief Executive Officer, President and Chief Operating Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING

HELD ON 19 AUGUST 2019 AND APPOINTMENT OF DIRECTORS

The Board of the Company is pleased to announce that all the proposed resolutions were duly passed by the Shareholders by way of poll at the EGM of the Company held on 19 August 2019.

References are made to the circular (the “Circular”) and the notice (the “Notice”) of extraordinary general meeting (the “EGM”) of China Telecom Corporation Limited (the “Company”) dated 4 July 2019. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as defined in the Circular and the Notice.

POLL RESULTS OF THE EGM

The board of directors (the “Board”) of the Company is pleased to announce that the EGM of the Company was held on Monday, 19 August 2019 at 31 Jinrong Street, Xicheng District, Beijing, PRC. As at the date of the EGM, the total number of issued shares of the Company was 80,932,368,321, which was the total number of shares entitling the holders to attend and vote for or against the resolutions proposed at the EGM. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the EGM. The EGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of the Company.

A-1

The poll results in respect of the proposed resolutions at the EGM were as follows:

Ordinary Resolutions	No. of votes (%)
	For	Against
1.

THAT the election of Mr. Liu Guiqing as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Mr. Liu Guiqing; and THAT the Board be and is hereby authorised to determine his remuneration.

	73,651,645,321 (95.5406%)	3,437,688,340 (4.4594%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
2.

THAT the election of Mr. Wang Guoquan as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Mr. Wang Guoquan; and THAT the Board be and is hereby authorised to determine his remuneration.

	74,908,069,406 (97.1705%)	2,181,264,355 (2.8295%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
Special Resolution	No. of votes (%)
	For	Against
3.

THAT the amendments to the Articles of Association of the Company be considered and approved; THAT any Director of the Company be and is hereby authorised to undertake actions in his opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the amendments to the Articles of Association.

	77,020,827,334 (99.9107%)	68,855,700 (0.0893%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited, registrar of the Company’s H Shares, acted as scrutineer for the vote-taking at the EGM.

APPOINTMENT OF DIRECTORS

The appointments of Mr. Liu Guiqing (“Mr. Liu”) and Mr. Wang Guoquan (“Mr. Wang”) as the Executive Directors of the Company were approved at the EGM and their terms of office commence from 19 August 2019 until the annual general meeting of the Company for the year 2019 to be held in year 2020. The Company will enter into service contracts with Mr. Liu and Mr. Wang, respectively and the Board will determine the remuneration of Mr. Liu and Mr. Wang with reference to their duties, responsibilities, experience as well as current market condition.

A-2

Mr. Liu Guiqing, age 53, is an Executive Director and Executive Vice President of the Company. Mr. Liu is a professor-level senior engineer and received a doctorate degree in engineering science from National University of Defense Technology. Mr. Liu served as Deputy General Manager and General Manager of China Unicom Hunan branch and General Manager of China Unicom Jiangsu provincial branch. He is also a Vice President of China Telecommunications Corporation. Mr. Liu has extensive experience in management and the telecommunications industry.

Mr. Wang Guoquan, age 47, is an Executive Director and Executive Vice President of the Company. Mr. Wang received an executive master degree of business administration (EMBA) from Business School, Renmin University of China. Mr. Wang served as Deputy General Manager and General Manager of the China Telecom Hebei branch and General Manager of the Marketing Department of China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation and a director of Besttone Holding Co., Ltd.. Mr. Wang has extensive experience in management and the telecommunications industry.

Save as disclosed in this announcement, Mr. Liu and Mr. Wang did not hold any directorship in any other listed companies nor take up any other position in any group companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Liu and Mr. Wang do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the appointments of Mr. Liu and Mr. Wang that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor any other matters which need to be brought to the attention of the shareholders of the Company.

By Order of the Board

China Telecom Corporation Limited

Wong Yuk Har

Company Secretary

Beijing, China, 19 August 2019

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the chairman, chief executive officer, president and chief operating officer); Mr. Gao Tongqing, Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min (as the chief financial officer) and Mr. Wang Guoquan (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).

A-3